FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: August 22, 2005	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

GLENCAIRN GOLD CORPORATION
CODE OF BUSINESS CONDUCT AND ETHICS

This Code of Business Conduct and Ethics (“Code”) is intended to document the principles of conduct and ethics to be followed by Glencairn Gold Corporation (the “Company” or “Glencairn”) and its employees, officers and directors. Its purpose is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest. All employees, officers and directors are also required to adhere to the Company’s Insider Trading Policy and Share Dealing Code.

•	CONFLICTS OF INTEREST — Employees, officers and directors of Glencairn shall avoid situations where their personal or outside business interests could conflict with, or even appear to conflict with, the interests of the Company and its shareholders. In the event that any potential conflict of interest arises involving an employee or an officer, the individual involved must immediately notify the Chief Executive Officer (“CEO”) in writing and no further action may be taken unless authorized by the CEO. In event that any potential conflict of interest arises involving a director, the individual must immediately notify the Chairman of the Board of Directors and the CEO or, in the case of a conflict involving the Chairman of the Board and/or the CEO, the Chairman of the Corporate Governance Committee and one of the Chairman, the CEO or the Chief Financial Officer (“CFO”) who has no potential conflict, in writing and no further action may be taken unless authorized by any two of the Chairman of the Board, the Chairman of the Corporation Governance Committee, the CEO or the CFO.

•	DEALING WITH SUPPLIERS AND SERVICE PROVIDERS — All purchases of goods and services by the Company will be made exclusively on the basis of price, quality, service and suitability to the Company’s needs. Employees, officers or directors are prohibited from accepting gifts of money or receiving any type of personal kickbacks, rebates or other “under-the-table” payments. Employees, officers and directors may accept unsolicited non-monetary gifts provided they are appropriate and customary client development gifts for the industry.

•	DEALING WITH PUBLIC OFFICIALS — No employee shall make any form of payment, direct or indirect, to any public official as inducement to procuring or keeping business or having a law or regulation enacted, defeated, or violated.

•	EQUAL OPPORTUNITY — There shall be no discrimination against any employee or applicant because of race, religion, color, sex, sexual orientation, age, national or ethnic origin, or physical handicap (unless demands of the position are prohibitive). The Company will maintain a work environment free of discriminatory practice of any kind.

•	HEALTH, SAFETY, AND ENVIRONMENTAL PROTECTION — It is the Company’s policy to pay due regard to the health and safety of its employees, officers, directors and others and to the state of the environment.

•	USE OF AGENTS- Agents or other non-employees cannot be used to circumvent the law or to engage in practices that run contrary to this Code.

•	INTERNATIONAL OPERATIONS AND BUSINESS PRACTICES — Employees, officers and directors operating outside of Canada have a special responsibility to know and obey laws and regulations of countries where they act for the Company and to conduct themselves in accordance with local business practices. The Company recognizes that laws, regulations, business practices and customs vary throughout the world and that, in certain cases, may be different from laws, regulations, business practices and customs in Canada. The Company and its employees, officers and directors shall comply with applicable laws relating to foreign corrupt practices.